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                           September 16, 2020

       Gregory Dean Gibb
       Director and Chief Executive Officer
       Lufax Holding Ltd.
       No. 1333 Lujiazui Ring Road 15/F
       Pudong New District, Shanghai
       People   s Republic of China

                                                        Re: Lufax Holding Ltd.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
2, 2020
                                                            CIK No. 0001816007

       Dear Mr. Gibb:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Key Operating Metrics, page 100

   1. We note your disclosure of the weighted average contractual tenor of loans during each period. We note that
the weighted average tenor for general unsecured products and secured products was
35.2 and 35.9 months during 2019, respectively. However, we note that the remaining
outstanding balance at December 31, 2019 is less than volume of new loans facilitated
during 2019 and any residual portion from your outstanding balance at
                                                        December 31, 2018.
Given that the contractual tenor of these loans is approximately 35-
 Gregory Dean Gibb
Lufax Holding Ltd.
September 16, 2020
Page 2
         36 months, please tell us and revise to quantify the number of early terminations and payments on loans during the periods prior to their contractual maturity date. To the extent that there are factors or reasons why there are so many early terminations and payments, provide a discussion of those factors and how it impacts your potential revenue and future revenue trends.
2. Please revise to disclose your key operating metrics as of and for the six months ended
         June 30, 2019 for comparative purposes.
Key Components of Our Results of Operations
Retail credit facilitation service fees, page 101

3. We note your response to comment 13 stating that the retail facilitation service fees expected to arise from the remaining performance obligation are recognized over the actual maturity after considering early termination scenarios, rather than the contractual maturity date. Please tell us and revise to disclose the material assumptions you made and quantify your estimated actual maturity of loans after considering early termination scenarios that correspond to the expected revenue periods. In addition, tell us and revise to disclose an estimated range of impact or sensitivity analysis on your future revenues if the actual maturity varies.
4. We note that you expect to recognize RMB 15,188 of retail credit facilitation service fees for the July 2020 to December 2020 period relating to the remaining performance of long-
         term contracts. Please help us to reconcile and understand how this compares to your prior submission, whereby you disclosed that you expected to recognize RMB 26,123 of retail credit facilitation service fees for the entire 2020 fiscal year. As part of your response, tell us how your prior estimates of actual maturity after early termination scenarios have compared to actual for the first six months of 2020. Wealth management transaction and service fees, page 102

5. We note your response to comment 14 and revised disclosures included on page 103.
         Please revise and expand your disclosures further to provide quantitative information, such as the weighted average fee rate as a percentage of client asset balance by product during each period presented.
Six months ended June 30, 2020 compared to six months ended June 30, 2019 Retail credit facilitation service fee, page 110

6. We note your discussion stating that loan facilitation service fees decreased despite the
FirstName LastNameGregory Dean Gibb
       4.2% growth of volume of new off   balance sheet loans mainly due to the
impact from
Comapany
       earlyNameLufax   Holding
             repayment by        Ltd. Please provide us with additional clarity
explaining how
                           borrowers.
       the early
September        repayment
            16, 2020 Page 2 by borrowers impacts the recognition of loan facilitation service fees.
FirstName LastName
 Gregory Dean Gibb
FirstName LastNameGregory   Dean Gibb
Lufax Holding Ltd.
Comapany 16,
September NameLufax
              2020    Holding Ltd.
September
Page 3    16, 2020 Page 3
FirstName LastName
Business
Insured or Guaranteed by Third Parties, page 176

7. We note your response to comment 21 and revised disclosures included on page 177.
         Please revise to quantify and disclose just the amount of claims submitted and paid by insurers or third parties during each period.
Ping An Ecosystem, page 190

8. We note your disclosure that you leverage the Ping An ecosystem to source investors and pay referral fees on initial and subsequent investments made by investors in products displayed on your platform. Please revise to briefly describe how such referral fees are calculated.
Notes to Consolidated Financial Statements
4.1.1. Market Risk, page F-45

9. We note your response to comment 33 with table provided showing gross carrying amount and related ECL allowance for your overdue loans by length of time past due. Please revise to include this table in your filing along with a related discussion of trends in overdue loans and related impact on your expected credit losses.
21. Accounts and other receivables and contract assets, page F-82

10. We note your response to comment 35 explaining the nature of these receivables and collection processes. Please tell us and revise to provide more details explaining specifically how old these receivables are, a description of the property securing the receivables, description and timing of most recent activities pursuing collection and/or settlement and an estimated time until settlement.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
16. Loans to customers, page F-132

11. We note your tabular presentation of the gross carrying amount of loans and ECL allowance by stage for the six months ended June 30, 2020 on pages F-134 and F-135.
         Specifically, we note that the total amount of loans classified as Stage 3 has decreased from January 1, 2020 to June 30, 2020. Please help us to reconcile this information with the delinquency tables shown on pages 178 and 179, which show higher DPD 90+
         delinquency rates for six months ended June 30, 2020 compared to December 31, 2019, coupled with the fact that you also have a higher amount of total loans on your balance sheet.
12. We also note from your tables presented on pages F-134 and F-135 that your ECL allowance as a percentage of your total loans, as well as your Stage 1 and Stage 2 loans, has decreased from January 1, 2020 to June 30, 2020. Please explain how this relationship and trend correlates with the higher delinquency rates, risk ratings and current
 Gregory Dean Gibb
Lufax Holding Ltd.
September 16, 2020
Page 4
         economic environment at June 30, 2020 compared to December 31, 2019. Exhibits
Exhibit 99.2 - Form of Opinion of Haiwen & Partners..., page II-7

13.      Please file a revised opinion of PRC counsel to address the following:
             Please revise assumption (f) on page 4 of the opinion to exclude the registrant or explain to us why it is appropriate to assume that the registrant had the power and authority to enter into the reviewed documents.
             We note that the lead-in clause to the numbered opinions at the bottom of page 4 contains a qualification by reference to disclosures contained in the registration statement. Please file a revised opinion that omits this qualifying statement cross-
             referencing disclosure that may be found in the registration statement. Any exceptions or qualifications to the opinion should be fully and clearly disclosed in the text of the opinion.
             Please file an opinion that does not contain the limitation on reliance contained in the last paragraph. Investors are entitled to rely on the opinion. General

14. Where appropriate, please revise your disclosure to discuss in greater detail:
             the new credit enhancement models you plan to introduce to funding partners for varying risk appetites, as referenced on page 159;
             the "mutually beneficial relationships with members of the Ping An ecosystem,"
            which you believe incentivize parties to continue the relationship, as referenced on page 169; and
             the "principal terms governing funding arrangements and credit enhancement" that are contained in your trilateral agreements with funding partners and credit enhancement partner, as referenced in your response to comment 37.

       You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Marc Thomas,
Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameGregory Dean Gibb                            Sincerely,
Comapany NameLufax Holding Ltd.
                                                               Division of
Corporation Finance
September 16, 2020 Page 4                                      Office of
Finance
FirstName LastName